DANLAX, CORP.

616 Corporate Way, Suite 2-6187

Valley Cottage, NY 10989

Tel. (702) 605-4427

April 18, 2014

Ms. Ji Kim,

United States

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re: Danlax, Corp.

Amendment No. 3 to Registration Statement on Form S-1

Filed on April 10, 2014

File No. 333-193467

Dear Ms. Ji Kim:

Danlax, Corp. (the “Company”) herewith files with the Securities and Exchange Commission (the "Commission") amendment number 4 to the registration statement on Form S-1 (the "Amended Registration Statement") in response to the Commission's comments, dated April 16, 2014 (the "Comment Letter"), with reference to the Company's Amendment No. 3 to registration statement on Form S-1 filed with the Commission on April 10, 2014.

In addition to the Amended Registration Statement, the Company supplementally responds to all the Commission's comments as follows (the term “our” or “we” as used herein refers to the Company):

Risk Factors

Risks Associated to Our Business, page 6

1. We note your response to prior comment 2 and the revised disclosure on page 8, and reissue the comment. Please revise to discuss the business risks to your company and investors as a result of your location in Russia. For example only, consider whether the political, economic or regulatory environment in Russia may negatively impact your operations.

Response: We have added a risk factor to discuss the business risks to our company and investors as a result of our location in Russia.

Item 16. Exhibits

2. Please provide a currently dated consent from your auditors as an exhibit to the Form S-1. Refer to Item 601(b)(23) of Regulation S-K.

Response: We have filed a currently dated consent from our auditors as an exhibit to the Form S-1.

Please direct any further comments or questions you may have to the company at danlaxcorp@gmail.com or to the company's legal counsel Mr. Scott D. Olson Esq.

Thank you.

Sincerely,

/S/ Ivan Krikun

Ivan Krikun, President

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